

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2017

SungHuan Cho
Chief Financial Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

> **Re:** **Icahn Enterprises L.P.**
> **Icahn Enterprises Holdings L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 333-118021-01**

Dear Mr. Cho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Investment, page 108

1. We note your disclosure of returns and performance attribution for the results of operations for your Investment Funds segment and it appears this disclosure does not comply with Item 303 of Regulation S-K. For example, there does not appear to be analysis linking these metrics to the changes in the results of operations for this segment, there does not appear to be a sufficient analysis of the factors underlying changes in these key metrics, and there is no discussion of known trends or uncertainties. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please

provide us with proposed revisions to your disclosure to quantify and provide analysis of the impact of each material factor impacting your Investment Funds results of operations to provide better insight into the underlying reasons behind the changes in your results and known trends and uncertainties. Please also reference Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350.

Liquidity and Capital Resources, page 120

2.   Refer to the tabular presentation and discussion of Consolidated Cash Flows on page 123. Please expand to also include tabular and narrative discussion for each year in which statements of cash flows are presented. In this regard, your current disclosure only encompassed the most recent fiscal year rather than the three-year period ended December 31, 2016. Please see Instruction 1 of Item 303(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure